UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of July, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 20, 2002

HEIGHT=75 Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 6 May 2002

Coles Myer sales and earnings update

  Q3 2002 sales up 9%
  FY2002 transitional year
  Revised FY2002 earnings forecast
  Commitment to long term strategy

Overview

Coles Myer today announced a revised profit after tax forecast for FY2002 of $350 - $365 million.

CEO John Fletcher said that, having reviewed April earnings and their implications for the full year, the company had brought forward its third quarter sales announcement.

Mr Fletcher said CML remained committed to its five-year strategy and previously announced long-term targets.

"When we began this journey, we set ourselves some ambitious goals and we remain absolutely committed to achieving them.

"Of course we are disappointed that we will not hit our short-term target.

"But the turnaround has begun in all areas of our business. Much has been achieved. Many initiatives are underway. The full benefits of these are taking a little longer than planned to hit our bottom line."

Mr Fletcher said that as previously stated, FY2002 was a transitional year, which would incur significant one-off executive change and project costs, most of which would be reported below the retail EBIT line.

To provide clarity on the underlying performance of the brands, retail EBIT growth of approximately 10% was expected this year.

"While the GM&A turnaround has commenced, earnings in the short-term at Kmart and Myer Grace Bros are being impacted by margin pressure.

"This is the result of higher promotional activity to maintain sales momentum, clearing winter stocks in season and responding to an increasingly competitive market," Mr Fletcher said.

Coles Myer announced sales of $19,237 million for the first three quarters ended 28 April, 2002. This includes sales for the 13 week third quarter of $6,111 million, a rise of 9%.

The Food and Liquor division delivered a 10.2% increase in third quarter sales while General Merchandise and Apparel sales rose by 6.1%.

CML's comparable store sales rose by 4.5% over the first three quarters, including third quarter growth of 4.1%.

General Merchandise and Apparel

Warren Flick, Chief Operating Officer - General Merchandise and Apparel - said early progress was being made in repositioning Target, Myer Grace Bros and Kmart.

"We are seeing signs of recovery across the three brands. Each brand faces a different challenge and is at a different stage of rebuilding - the recovery is being led by Target, and will follow in Myer Grace Bros and Kmart.

"While sales performance in Kmart and Myer Grace Bros was satisfactory, margin contributions were lower than planned and were not adequately offset by cost savings.

"Across the division we continue to strategically reinvest in price, new ranges and service levels to improve competitiveness. Under Operation Right Now, good progress has been made in cost reductions across all businesses.

"GM&A inventory remains within desired levels and well below last year," he said.

Kmart and Officeworks' combined sales grew by 7.1% over the quarter.

"While Kmart's Q3 sales were solid, they were below plan.

"We found that despite our guaranteed low price policy, customers are still expecting our traditional weekly and seasonal promotional events.

"In the third quarter, efforts to adjust the promotional activity resulted in a lower rate of sales growth. Compounding this, sales of apparel were particularly disappointing.

"In the fourth quarter we expect to more fully protect our promotional base, while continuing to grow our every day sales momentum.

"Performance will improve as Kmart Managing Director Hani Zayadi builds his new team, with the skills and experience in merchandising and marketing to execute the strategy in a challenging environment.

"Excellent progress has already been made on significantly reducing the cost of doing business in the brand," Mr Flick said.

Officeworks' performance continues to be solid.

At Myer Grace Bros, sales including Megamart increased by 6.5% in the third quarter.

"Our reinvestment in service standards and store presentation is being well received by customers.

"We have recorded much improved sales in cosmetics, accessories, electrical, furniture and bedding categories," Mr Flick said.

"However, while some progress has been made in our repositioning of apparel merchandise, early winter sales were not as high as originally planned. This required a more aggressive promotional program to sustain sales momentum and to clear winter merchandise in season. We expect this promotional emphasis to continue into the fourth quarter.

"We are confident that changes made in the merchandising team in late 2001, combined with ongoing improvements to service, store presentation and marketing, will result in stronger apparel performance in the approaching spring/summer season.

"Inventory levels continue to be well below a year ago and we expect similarly low levels at year end.

"The recent appointment of Dawn Robertson as Managing Director, is expected to accelerate the pace and scope of our Myer Grace rebuild."

Target's sales growth was 4% for the quarter as its strong recovery continued in line with strategy.

"This result was particularly encouraging as sales growth was achieved on a high prior year base, which was inflated by heavy promotional activity.

"Target has been able to progressively implement its turnaround plan as Managing Director Larry Davis and his rebuilt merchandising team are now in place.

"They are delivering on their customer offer of on-trend, high quality merchandise at very affordable prices.

"Target is also making significant progress in reducing its cost of doing business.

"Additionally, we believe Target's result has been delivered without any detrimental impact on our other brands."

Food and Liquor

Alan Williams, Chief Operating Officer - Food, Liquor and Logistics - said Coles Myer's supermarkets and liquor stores delivered a solid result.

"The 37 ex-Franklins stores are now all in operation and are continuing to build sales," Mr Williams said.

"As previously stated, the market in both food and liquor remains very competitive, with increasing promotional activity, particularly in Queensland.

"Our store expansion program continued during the quarter, with 11 supermarkets and 5 Liquorland stores opening and 20 refurbishments completed.

"Importantly, we can confirm that 30 supermarket sites have already been secured for opening in FY2003, in line with our strategic plan," Mr Williams said.

e.colesmyer

Excluding Myer Direct, sold in the first half, sales rose by a strong 38%, led by Harris Technology and Coles Online.

For further information:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial analysis

	Third Quarter			Year to date
Business Groups	2001	2002	Chg	2001	2002	Chg
(Ex Katies, Red Rooster, Myer Direct)	$m	$m	%	$m	$m	%
Food & Liquor	3,610	3,979	10.2	10,698	11,859	10.9
GM&A	1,944	2,063	6.1	6,844	7,201	5.2
Myer Grace Bros & Megamart	647	689	6.5	2,325	2,453	5.5
Target	499	519	4.0	1,781	1,824	2.4
Kmart & Officeworks	798	855	7.1	2,738	2,924	6.8
e.colesmyer	50	69	38.0	143	177	23.8
Total Sales	5,604	6,111	9.0	17,685	19,237	8.8
Comparable Store Sales			4.1			4.5

HEIGHT=75 Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road,

Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

8 August 2002

Coles Myer full year sales $25.5 billion

  Q4 2002 sales up 8.6% to $6.2 billion
  FY2002 sales up 8.8% to $25.5 billion
  A transitional year - ongoing progress in rebuild

Overview

Coles Myer today announced full year sales of $25.5 billion for FY2002, an increase of 8.8% over the previous year.

Sales for the fourth quarter were $6.2 billion, a rise of 8.6%.

CEO John Fletcher said: "This was a solid sales performance, particularly given the scale of the rebuild activity underway throughout the business and the highly competitive nature of the market."

The Food and Liquor division delivered an 8.6% increase in fourth quarter sales, with full year growth of 10.3%. General Merchandise and Apparel sales rose by 8.1% in the fourth quarter and 5.9% over the year.

CML's comparable store sales rose by 4.6% over the full year, including fourth quarter growth of 4.8%.

Food & Liquor

Alan Williams, Chief Operating Officer - Food, Liquor and Logistics - said Coles Myer's supermarkets and liquor stores delivered double-digit sales growth over FY2002.

"Momentum in our ex-Franklins stores continues to build, with these stores generating sales of $350 million during the year," Mr Williams said.

"The fourth quarter was characterised by heavy promotional activity by our competitors, including the re-emergence of ex-Franklins stores under new owners. Our sales continued to grow faster than the market during this period, however, we did not sustain our normal rate of improvement.

"We have significantly upgraded our marketing strategy in the first quarter of FY2003, in response to the heightened competitive environment. Our more aggressive promotional activity will include the reinvestment of savings from the first reduction in shareholder discount rates on 31 July 2002.

"Our capacity to reinvest for long term growth will also be boosted by the cost and business efficiencies from the review of the Food & Liquor Group, which is now well underway. An update on the review will be provided at the announcement of our FY2002 profit results in October.

"Our expansion program remains on track, with 3 supermarket openings during the fourth quarter. A total of 51 new supermarkets were opened in the full year, including acquisitions.

"In addition, 34 supermarket openings have now been secured for FY2003, in line with the strategic plan. We will also open over 40 liquor stores in FY2003, boosted by the removal of liquor license restrictions in Victoria," Mr Williams said.

General Merchandise & Apparel

Warren Flick, Chief Operating Officer - General Merchandise and Apparel - said: "We are very pleased with the progress being made at Target and Kmart, while we continue to focus on improving the performance of Myer Grace Bros."

"Importantly, the distinct customer positionings at Target and Kmart are each achieving simultaneous sales success," Mr Flick said.

"GM&A's team of managing directors is now in place. In Target and Kmart, the turnaround is clearly working. At MGB, under our new Managing Director, Dawn Robertson, a similar rebuild process is underway.

"Strong stocktake sales activity has ensured that seasonal stock is being cleared as planned and inventory levels are below prior year. Stock-turn has increased substantially over the year.

"Across all brands we continue to strategically reinvest in price, range, quality and service. Cost savings initiatives are progressively building under Operation Right Now," Mr Flick said.

Target's recovery continues to gain momentum, with sales growth of 9.3% in the fourth quarter and 4% for the full year.

"Apparel performance has strengthened across all categories. This reflects growing customer acceptance of our strategy of on-trend, quality merchandise at very affordable prices.

"Toys also boosted the result, with this year's traditional winter toy sale being our most successful ever. The event, which crosses July/August, was brought forward by two days this year to optimise our competitive position. Importantly, Target's marketing and product offer was fully co-ordinated with the other GM&A brands.

"Range improvements in home and entertainment categories are achieving encouraging sales results.

"It is also significant, that for the second year in a row, year-end inventory levels are much reduced."

Kmart and Officeworks' combined sales grew by 13.9% over the quarter and 8.4% for the full year.

"Kmart sales growth accelerated strongly in all three months of the fourth quarter, with improved performances in both apparel and hardlines. Ongoing range improvements, more focussed marketing and growing customer acceptance of the lowest price guarantee policy were key drivers.

"We continue to refine our promotional mix. As a result, the quality of the sales mix strengthened over the quarter, with regular sales growing at more than double the rate of promotional sales.

"While the decision to become more price competitive had a significant impact on Kmart's margins in preceeding quarters, we are seeing improvement as we progressively lower our costs and drive sales volumes.

"Officeworks delivered another impressive performance."

Myer Grace Bros' sales, including Megamart, increased by 1.2% in the fourth quarter and 4.4% for the full year.

"As previously indicated, MGB performed below expectations as a consequence of poor apparel sales during the second half of the year.

"As a result, we have aggressively cleared a large proportion of the winter apparel in-season, following additional mark-downs and increased marketing during the stocktake sale period. This better positions MGB for the new financial year.

"We remain committed to our strategic positioning and are continuing to improve our service standards and store presentation.

"With MGB's new Managing Director in place, we are in a position to undertake a steady rebuild of the brand," Mr Flick said.

e.colesmyer

e.colesmyer's sales rose by 40.6% in fourth quarter and 29% for the full year (excluding Myer Direct, sold in the first half). This strong performance was led by Harris Technology and Coles Online.

As part of our strategy of incubating new concepts within e.colesmyer, the fully developed Officeworks Direct will be managed within the core Officeworks business in FY2003.

Outlook

Coles Myer's FY2002 profit results will be announced on 3 October 2002. While the year has just ended, we anticipate FY2002 net profit after tax at the lower end of the $350-365 million range we announced on 6 May 2002.

FY2002 retail EBIT is expected to increase by around 6% on the prior year. At Myer Grace Bros, as a consequence of additional mark-downs and marketing, together with a potential write-down of software assets, a loss for the full year is expected.

CEO John Fletcher said: "While facing many challenges at the onset of this transitional year, we have made real progress on the rebuild of Target and Kmart. We remain focussed on the opportunities to improve MGB."

For further information:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial analysis

	Fourth Quarter (13 weeks)			Full year (52 weeks)
Business Groups	2001	2002	Chg	2001	2002	Chg
(Ex Katies, Red Rooster, Myer Direct)	$m	$m	%	$m	$m	%
Food & Liquor	3,548	3,852	8.6	14,246	15,711	10.3
GM&A	2,144	2,318	8.1	8,988	9,518	5.9
Target	547	598	9.3	2,328	2,422	4.0
Kmart & Officeworks	815	929	13.9	3,553	3,853	8.4
Myer Grace Bros & Megamart	781	791	1.2	3,106	3,243	4.4
e.colesmyer	63	89	40.6	206	266	29.0
Intra-group sales	(10)	(17)		(21)	(27)
Total Sales	5,745	6,241	8.6	23,419	25,469	8.8
Comparable Store Sales			4.8			4.6

Total sales exclude the following exited businesses:
Exited business	Fourth Quarter		Full year
Sales $m	2001	2002	2001	2002
Katies	-	-	52	-
Myer Direct	17	-	86	40
Red Rooster	54	16	223	181
Total	71	16	361	221

Total sales including exited businesses:

Q4: 2001 $5,815m, 2002 $6,257m; full year: 2001 $23,780m, 2002 $25,690m.

2 New Zealand sales (NZ$) - Q4: 2001 $30m, 2002 $33m; full year: 2001 $143m,

2002 $149m.